PLYMOUTH ROCK TECHNOLOGIES

AND TRENDSET COMMUNICATIONS GROUP ANNOUNCE

RE-SELLER AND PURCHASE AGREEMENT FOR PRT's NEXT GENERATION X1 DRONE

Plymouth, Massachusetts - August 25, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, is pleased to announce that it has signed a Re-seller and Purchase agreement with Michigan-based Trendset Communications Group ("TCG"), a leading technology provider to the security, telecommunications, and technology sector.  TCG becomes the first authorized reseller and user of PRT's recently commercially launched X1 Unmanned Aerial Vehicles (UAV) and related sensor payloads.

"This agreement signifies an important milestone in the commercialization of PRT's industry leading drone platform," stated Dana Wheeler Founder and CEO of PRT.  "Selecting TCG as a Marketing and Customer Support Partner was an easy choice. The Technical and Management staff of Plymouth Rock Technologies has almost 20 years of history with TCG and complete confidence in their ability to sell and support emerging technologies."

David McCarthy, Founder, Executive VP and Chief Technology Officer of TCG added, "PRT has developed the first 'industrial strength' unmanned aerial vehicle with the features and capabilities to satisfy the needs of commercial and industrial users.  Heightened awareness is now a necessity. We are thrilled to be working with the expertise of PRT, and glad to see them bringing the next generation in drone technology."

TCG intends on deploying PRT's X1 UAS in a variety of civil use applications collecting GIS data for land planning and surveying, 3D modelling buildings and developments. The X1 will also be deployed for extended rescue support and recovery with First Responders, personnel tracking before, during and after critical events; and crime scene printing, and photography.

About Trendset Communications Group

Founded in 1998, Trendset Communications Group (TCG) is dedicated to communication and has taken this concept and applied it to every aspect of building a company that values the ideals of professionalism, integrity and craftsmanship. TCG is a fully licensed and insured USA Tower Climbing Safety, OSHA 32 and Nextivity Cel-Fi. TCG partners with industry leaders to provide the highest quality service including Detroit Metropolitan Wayne County.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler

President and CEO

+1-603-300-7933

info@plyrotech.com

Investor Information:

Tasso Baras

+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.